October 4, 2005


     Mail Stop 4561
Aditya Puri
Managing Director
HDFC Bank Limited
HDFC Bank House
Senapati Bapat Marg, Lower Parel
Mumbai, 40013, India

      Re:	HDFC Bank Limited
		Form 20-F for the period ended March 31, 2004
		File No. 1-15216

Dear Mr. Puri:

	We have completed our review of your Form 20-F and have no further comments at this time.

								Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant